

November 12, 2013

Via E-mail
Hu Xiaoming
President and Chief Executive Officer
Kandi Technologies Group, Inc.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

Re: **Kandi Technologies Group, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2012
Filed April 1, 2013
Form 10-Q for Quarter Period Ended June 30, 2013
Filed August 14, 2013
File No. 001-33997

Dear Mr. Hu:

We have reviewed your filings and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1. Business, page 1

1. Based on the market value of your public float as of the last business day of your most recently completed second fiscal quarter ended June 30, 2013, it appears you may no longer meet the eligibility requirements as a smaller reporting company beginning with your Form 10-K for the year ended December 31, 2013. In this regard:

    *   We note from your balance sheets that you make advances to suppliers and that such advances have increased materially from December 31, 2012 to June 30, 2013. Pursuant to Item 101(c)(vi) of Regulation S-K, please disclose the practices of you and your industry relating to working capital items (e.g., where you have provided advances to suppliers and the reasons for such advances, where you provide rights to return

merchandise, or where you have provided extended payment terms to customers). Please provide us with a copy of your intended disclosure.

- Pursuant to Item 101(c)(vii) of Regulation S-K, please disclose the dependence of your business or reportable segments upon a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on your business or reportable segments. The name of any customer and its relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant's consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole. The names of other customers may be included, unless in the particular case the effect of including the names would be misleading. Please note that a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer. Please provide us with a copy of your intended disclosure.

Business Overview, page 2

Off-Road Vehicles, page 2

2. Please tell us and disclose what "meet-market-demands products" represent.

Supper-Mini-Car EVs, page 2

3. Please tell us and disclose the certain beneficial local government's policies that encourage the development of EVs.

Refitted Car, page 4

4. Please tell us and disclose what constitutes a refitted car.

Management's Discussion and Analysis, page 21

Critical Accounting Policies and Estimates, page 21

5. It appears that a discussion of the policies and estimates in regards warranties may be appropriate. In this regard, discuss your determination of the necessity for warranties on your products. Please revise to add such a discussion.

Estimates affecting accounts receivables and inventories, page 21

6. You disclose that the longest credit term granted, in connection with certain select customers, is 120 days. Based on this disclosure, it is not clear what your typical credit term is. You disclose on page 29 that revenues were $26.3 million for the fourth quarter of 2012, or $7.3

million less than outstanding gross accounts receivable of $33.6 million as of December 31, 2012. Therefore, it appears that a significant portion of your receivables relate to sales made prior to the fourth quarter of 2012. However, we note that you have no allowance for doubtful accounts as of December 31, 2012. Given the apparent large balance of receivables from sales made at least 90 days prior to year end, please tell us how you determined that no allowance for doubtful accounts was required at December 31, 2012. Also, tell us the actual amounts of balances outstanding that were subsequently collected within 3, 6, and 9 months of the balance sheet date.

Results of Operations, page 24

Revenues, page 25

Super-Mini-Cars EVs, page 25

7. Please describe for us the change that resulted from your adoption of the sales mode of charging or exchanging batteries and starting selling electric vehicles ("EV"s) without batteries. Please explain if you sell the EV batteries separately and, if so, the amount of revenue recognized from battery sales or rentals.

Cost of Goods Sold, page 26

8. Please provide a more detailed analysis and discussion of the reason for changes in cost of goods sold. For example, discuss changes in cost of materials, cost of labor and cost of overhead. Please revise accordingly and provide us with an example of your intended revised disclosure.

Gross Profit, page 27

9. Please tell us and disclose what constitutes the many links in the EV sales chain and how these many links affect the gross margin for EV products.

10. Please tell us what the relatively simple processing technique is for refitted cars.

Research and Development, page 27

11. We note your disclosure that you strengthened your research and development for EVs equipped with lithium batteries in order to seek the leading position in the new EV market. Please reconcile this disclosure with the disclosure on page 24 that states that you have starting selling EVs without batteries.

Other Income, Net, page 28

12. Please explain in greater detail the facts and circumstances that generated the write off of other payables, which had not been claimed for more than 3 years. In your response, tell us the amount of other payables written off for each period presented in your filing.

Consolidated Statements of Cash Flows, page F-7

13. You report a $10.1 million cash inflow and a $9.8 million cash outflow in cash flows from investing activities for the years ended December 31, 2012 and 2011, respectively, captioned "change of construction in progress." You also report as supplemental disclosure of non-cash transactions on page F-8, a $10.1 million and $0 transfer from construction in progress to plant and equipment. Please clarify for us whether the $10.1 million and $9.8 million amounts listed as change in construction in progress are actual cash inflows and outflows in their respective reporting periods. If so, please describe the nature of these cash flows. If not, please make necessary corrections to your cash flow statement and advise us of such intended corrections.

Notes to Consolidated Financial Statements, page F-9

Note 3: Basis of Presentation, page F-10

(e) Accounts Receivable, page F-13

14. Please disclose the typical terms of sales for each of your significant categories of products if different.

(l) Revenue Recognition, page F-15

15. Please provide a more robust revenue recognition policy. Your expanded disclosure should address your policy for each of your significant categories of products, to the extent they differ, and should address whether rights of return exist and, if so, how rights of return affect the timing of revenue recognition.

(r) Segments, page F-17

16. Please tell us, and revise to disclose, the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21. As part of your response, please also tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10-

50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments. Please be detailed in your response.

17. Please revise to disclose in the notes to your financial statements all of the information required by ASC 280-10-50-40 through 41. Please provide us with a copy of your intended revised disclosure.

Note 14: Due To/From Related Parties, page F-25

18. Please tell us and disclose in your filing the terms of the related party payable to ELIL. In your response, tell us when the payable will be settled.

Note 20: Stock Award, page F-39

19. Please clarify your disclosure in regards to how you determine the fair value of the stock awards at each six month increment.

Form 10-Q for Quarterly Period Ended June 30, 2013

Condensed Consolidated Balance Sheets, page 3

20. You report an investment in "Joint Venture Company" of $80.8 million at June 30, 2013, up from $0 at December 31, 2012. However, it does not appear you have provided footnote disclosure regarding this transaction. Please tell us the nature and terms of the transaction and your accounting for this investment.

Condensed Consolidated Statements of Cash Flows, page 6

21. Please reconcile the amounts reported here for investment in joint venture company, deposit for disposal of subsidiary, and deposit for acquisition to the related balance sheet accounts for the respective accounts. Please also describe for us the nature and terms of these transactions and your accounting for them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief